

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

<u>Via E-mail</u>
Albert Chen
Chief Financial Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road, Central
Hong Kong, S.A.R.

      Re: China Cord Blood Corporation
              Form 20-F for Fiscal Year Ended March 31, 2012
              Filed July 31, 2012
              File No. 001-34541

Dear Mr. Chen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/Tia L. Jenkins

                                    Tia L. Jenkins
                                    Senior Assistant Chief Accountant
                                    Office of Beverages, Apparel, and
                                    Mining